Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 9, 2021
Relating to Preliminary Prospectus Supplements each dated September 8, 2021
(To Prospectus dated September 8, 2021)
Registration Statement No. 333-259389

PRICING TERM SHEET DATED SEPTEMBER 9, 2021
Sea Limited

Concurrent Offerings of
11,000,000 American Depositary Shares,
Each Representing One Class A Ordinary Share of the Company (the “ADS Offering”)
and
US$2,500,000,000 0.25% Convertible Senior Notes due 2026 (the “Notes Offering”)

The information in this pricing term sheet relates to the ADS Offering and the Notes Offering (collectively, the “Offerings”) and should be read together with (i) the preliminary prospectus supplement dated September 8, 2021 relating to the ADS Offering (the “ADS Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated September 8, 2021 relating to the Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement” and, together with the ADS Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein, and (iii) the prospectus dated September 8, 2021, including the documents incorporated by reference therein, each filed under the Securities Act of 1933, as amended (the “Securities Act”), Registration Statement No. 333-259389. The Offerings are not contingent upon one another. The final prospectus supplements relating to the Offerings, each dated September 9, 2021 (the “Final Prospectus Supplements”), will reflect conforming changes to the information in this communication. The information in this communication supersedes the information in the Preliminary Prospectus Supplements and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplements and the accompanying prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the applicable Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Sea Limited, a Cayman Islands exempted company (“Sea”)

Ticker / Exchange for ADSs:	SE / The New York Stock Exchange (“NYSE”)

Trade Date:	September 10, 2021

Settlement Date:	September 14, 2021 (T+2)

NYSE Last Reported Sale Price of American Depositary Shares of Sea (“ADSs”) on September 9, 2021:	US$322.60 per ADS

Use of Proceeds:
Sea estimates that the net proceeds from the ADS Offering will be approximately US$3.5 billion (or approximately US$4.0 billion if the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by Sea. Sea estimates that the net proceeds from the Notes Offering will be approximately US$2.5 billion (or approximately US$2.8 billion if the underwriters exercise their over-allotment option to purchase additional Notes in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by Sea).

Sea intends to use the net proceeds from the Offerings for business expansion and other general corporate purposes, including potential strategic investments and acquisitions. See “Use of Proceeds” in the Preliminary Prospectus Supplements.

ADS Offering

Number of ADSs Offered by Sea:
11,000,000 ADSs (or an aggregate of 12,650,000 ADSs if the underwriters of the ADS Offering exercise their option to purchase additional ADSs in full).
Certain entities affiliated with one of Sea’s directors are expected to purchase an aggregate of approximately 314,500 ADSs in the ADS Offering at the public offering price and on the same terms as the other ADSs being offered.

Price to Public:	US$318.00 per ADS

Underwriting Discounts and Commissions:	US$3.975 per ADS

Joint Book-Running Managers:	Goldman Sachs (Asia) L.L.C. J.P. Morgan Securities LLC BofA Securities, Inc.

CUSIP:	81141R100

ISIN:	US81141R1005

ADSs Outstanding Immediately after the ADS Offering:	398,329,057 ADSs (or 399,979,057 ADSs if the underwriters of the ADS Offering exercise their option to purchase additional ADSs in full).

Notes Offering

Title of Securities:	0.25% Convertible Senior Notes due 2026 (the “Notes”)

Aggregate Principal Amount of Notes Offered:
US$2,500,000,000 aggregate principal amount of Notes (or US$2,875,000,000 aggregate principal amount if the underwriters of the Notes Offering exercise their over-allotment option to purchase additional Notes in full).
An entity affiliated with one of Sea’s directors is expected to purchase approximately US$35 million principal amount of the Notes in the Notes Offering on the same terms as the other Notes being offered.

Interest Rate:	0.25% per year, from and including the Settlement Date.

Conversion Premium:	Approximately 50% above the public offering price per ADS in the ADS Offering.

Initial Conversion Price:	Approximately US$477.01 per ADS.

Initial Conversion Rate:	2.0964 ADSs per US$1,000 principal amount of the Notes.

Interest Payment Dates:	March 15 and September 15 of each year, beginning on March 15, 2022.

Maturity Date:	September 15, 2026, unless earlier repurchased, redeemed or converted.

Joint Book-Running Managers:	Goldman Sachs (Asia) L.L.C. J.P. Morgan Securities LLC BofA Securities, Inc.

CUSIP:	81141R AG5

ISIN:	US81141RAG56

Underwriting Discounts and Commissions:	US$10.00 per US$1,000 principal amount of the Notes

Optional Redemption:
Sea may redeem for cash all or any part of the Notes, at its option, on or after September 15, 2024, if the last reported sale price of the ADSs has been at least 130% of the conversion price for the Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Sea provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The redemption at Sea’s option on or after September 15, 2024 is referred to herein as an “optional redemption”. See “Description of the Notes—Optional Redemption” in the Convertible Notes Preliminary Prospectus Supplement.
Sea will give notice of any optional redemption not less than 44 nor more than 60 scheduled trading days before the redemption date (provided that if Sea elects physical settlement for conversions that occur during the related redemption period (as defined under “Description of the Notes—Conversion Rights—General” in the Convertible Notes Preliminary Prospectus Supplement), Sea may provide not less than 10 business days’ nor more than 30 business days’ notice before the redemption date) to the trustee, the conversion agent (if other than the trustee), the paying agent (if other than the trustee) and each holder of Notes selected for redemption. See “Description of the Notes—Optional Redemption” in the Convertible Notes Preliminary Prospectus Supplement.

Cleanup Redemption:
Sea may redeem for cash all but not part of the Notes at any time if less than US$250 million aggregate principal amount of Notes remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Such redemption at Sea’s option is referred to herein as a “cleanup redemption”. See “Description of the Notes—Cleanup Redemption” in the Convertible Notes Preliminary Prospectus Supplement.
Sea will give notice of any cleanup redemption not less than 44 nor more than 60 scheduled trading days before the redemption date (provided that if Sea elects physical settlement for conversions that occur during the related redemption period, Sea may provide not less than 10 business days’ nor more than 30 business days’ notice before the redemption date) to the trustee, the conversion agent (if other than the trustee), the paying agent (if other than the trustee) and each holder of Notes. See “Description of the Notes—Cleanup Redemption” in the Convertible Notes Preliminary Prospectus Supplement.

Tax Redemption:
If Sea has, or on the next interest payment date would, become obligated to pay any additional amounts (other than de minimis amounts) as a result of (i) any change or amendment on or after the date hereof in the laws or any rules or regulations of a relevant taxing jurisdiction, or (ii) any change on or after the date hereof in an interpretation, administration or application of such laws, rules or regulations, as further described under “Description of the Notes—Tax Redemption” in the Convertible Notes Preliminary Prospectus Supplement, Sea may, at its option, redeem all but not part of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date and any additional amounts with respect to such redemption price. The redemption by Sea in the event of such tax law changes is referred to herein as a “tax redemption”. See “Description of the Notes—Tax Redemption” in the Convertible Notes Preliminary Prospectus Supplement.
Sea will give notice of any tax redemption not less than 44 nor more than 60 scheduled trading days before the redemption date (provided that if Sea elects physical settlement for conversions that occur during the related redemption period, Sea may provide not less than 10 business days’ nor more than 30 business days’ notice before the redemption date) to the trustee, the conversion agent (if other than the trustee), the paying agent (if other than the trustee) and each holder of Notes. See “Description of the Notes—Tax Redemption” in the Convertible Notes Preliminary Prospectus Supplement.
Upon Sea’s giving a notice of tax redemption, a holder may elect not to have its Notes redeemed, in which case such holder would not be entitled to receive the additional amounts referred to in “Description of the Notes—Additional Amounts” in the Convertible Notes Preliminary Prospectus Supplement after the redemption date.

Repurchase upon Fundamental Change:
If Sea undergoes a “fundamental change” (as defined in the Convertible Notes Preliminary Prospectus Supplement under “Description of the Notes—Repurchase upon Fundamental Change”), subject to certain conditions and a limited exception described in the Convertible Notes Preliminary Prospectus Supplement, holders may require Sea to repurchase for cash all or part of their Notes in principal amounts of US$1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of the Notes—Repurchase upon Fundamental Change” in the Convertible Notes Preliminary Prospectus Supplement.

Additional Amounts:
All payments and deliveries made by, or on behalf of, Sea or any successor to Sea under or with respect to the Notes, including, but not limited to, payments of principal (including, if applicable, the redemption price and the fundamental change repurchase price), payments of interest and payments of cash and/or deliveries of ADSs (together with payments of cash for any fractional ADS, if applicable) upon conversion, will be made without withholding or deduction, unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required by certain jurisdictions, Sea will pay such additional amounts as may be necessary to ensure that the net amount received by the holders of the Notes after such withholding or deduction (and after deducting any taxes on the additional amounts) will equal the amounts that would have been received by such holders had no such withholding or deduction been required, subject to certain exceptions set forth under “Description of the Notes—Additional Amounts” in the Convertible Notes Preliminary Prospectus Supplement.

Adjustment to ADSs Delivered upon Conversion upon a Make-Whole Fundamental Change or Sea’s Election to Redeem the Notes:
The following table sets forth the number of additional ADSs to be received per US$1,000 principal amount of the Notes that are converted in connection with (i) a “make-whole fundamental change” as described in the Convertible Notes Preliminary Prospectus Supplement, based on the ADS price and effective date of the make-whole fundamental change or (ii) Sea’s calling the Notes for an optional redemption, a cleanup redemption or a tax redemption, determined as if the holder had elected to convert its Notes in connection with a “make-whole fundamental change,” the applicable redemption reference date were the “effective date” and the applicable redemption reference price were the “ADS price”, as described in the Convertible Notes Preliminary Prospectus Supplement:

	ADS price
Effective date	US$318	US$350	US$400	US$477	US$500	US$600	US$700	US$800	US$1,000	US$1,250	US$1,500	US$2,000
September 14, 2021..	1.0482	0.8725	0.6661	0.4539	0.4073	0.2610	0.1730	0.1175	0.0568	0.0236	0.0094	0.0004
September 15, 2022..	1.0482	0.8514	0.6367	0.4196	0.3726	0.2282	0.1445	0.0937	0.0410	0.0147	0.0047	0.0000
September 15, 2023..	1.0482	0.8257	0.6001	0.3771	0.3300	0.1891	0.1117	0.0674	0.0253	0.0070	0.0013	0.0000
September 15, 2024..	1.0482	0.7980	0.5555	0.3232	0.2759	0.1411	0.0740	0.0395	0.0112	0.0017	0.0000	0.0000
September 15, 2025..	1.0482	0.7643	0.4909	0.2418	0.1950	0.0764	0.0304	0.0122	0.0015	0.0000	0.0000	0.0000
September 15, 2026..	1.0482	0.7607	0.4036	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact ADS prices and effective dates may not be set forth in the table above, in which case:

•
If the ADS price is between two ADS prices in the table or the effective date is between two effective dates in the table, the number of additional ADSs will be determined by a straight-line interpolation between the number of additional ADSs set forth for the higher and lower ADS prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•
If the ADS price is greater than US$2,000 per ADS (subject to adjustment in the same manner as the ADS prices set forth in the column headings of the table above as set forth in the Convertible Notes Preliminary Prospectus Supplement), no additional ADSs will be added to the conversion rate.

•
If the ADS price is less than US$318 per ADS (subject to adjustment in the same manner as the ADS prices set forth in the column headings of the table above as set forth in the Convertible Notes Preliminary Prospectus Supplement), no additional ADSs will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per US$1,000 principal amount of the Notes exceed 3.1446 ADSs, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplements each dated September 8, 2021 and the accompanying prospectus dated September 8, 2021) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling Goldman Sachs & Co. LLC, an affiliate of Goldman Sachs (Asia) L.L.C., toll-free at 1-866-471-2526, J.P. Morgan Securities LLC, toll-free at 1-866-803-9204 or BofA Securities, Inc., toll-free at 1-800-294-1322.

This communication should be read in conjunction with the Preliminary Prospectus Supplements each dated September 8, 2021 and the accompanying prospectus dated September 8, 2021. The information in this communication supersedes the information in the Preliminary Prospectus Supplements and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplements and the accompanying prospectus. Terms used but not defined herein have the meanings given in the applicable Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.